                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
              13d-1(a) AND AMENDMENTS FILED PURSUANT TO 13d-2(a)

                            (Amendment No.       )

                    MAGICWORKS ENTERTAINMENT INCORPORATED
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.001 PER SHARE
                        (Title of Class of Securities)
                             ---------------------

                                 558909 10 7
                    (CUSIP Number of Class of Securities)

                             ---------------------

                            HOWARD J. TYTEL, ESQ.
                 EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                           SFX ENTERTAINMENT, INC.
                        650 MADISON AVENUE, 16TH FLOOR
                           NEW YORK, NEW YORK 10022
                                (212) 838-3100
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)
                             ---------------------

                                  Copies to:
                             AMAR BUDARAPU, ESQ.
                               BAKER & MCKENZIE
                               TWO ALLEN CENTER
                        1200 SMITH STREET, SUITE 1200
                             HOUSTON, TEXAS 77002
                                (713) 427-5000
                             ---------------------

                                AUGUST 6, 1998
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                        (Continued on following pages)

                             (Page 1 of 8 Pages)

CUSIP NO. 558909 10 7                13D                     PAGE 2 OF 8 PAGES

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                         MWE Acquisition Corp.
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP                                                        (a) [ ]

                                                                       (b) [ ]

-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

                                                                           AF
-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                7.        SOLE VOTING POWER
 NUMBER OF
   SHARES      ----------------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER
  OWNED BY                 19,171,800*
    EACH       ----------------------------------------------------------------
  REPORTING     9.        SOLE DISPOSITIVE POWER
 PERSON WITH   ----------------------------------------------------------------
               10.        SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,171,800*
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 73.8% of the Shares outstanding as of August 11, 1998*
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                        CO
-------------------------------------------------------------------------------

* See footnote on page 4.

CUSIP NO. 558909 10 7                13D                     PAGE 3 OF 8 PAGES

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                            SFX Entertainment, Inc.
-------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
          GROUP                                                        (a) [ ]

                                                                       (b) [ ]

-------------------------------------------------------------------------------
3.        SEC USE ONLY
-------------------------------------------------------------------------------
4.        SOURCE OF FUNDS

                                                                      BK and WC
-------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

-------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                7.        SOLE VOTING POWER
 NUMBER OF
   SHARES      ----------------------------------------------------------------
BENEFICIALLY    8.        SHARED VOTING POWER
  OWNED BY                 19,171,800*
    EACH       ----------------------------------------------------------------
  REPORTING     9.        SOLE DISPOSITIVE POWER
 PERSON WITH   ----------------------------------------------------------------
               10.        SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   19,171,800*
-------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 73.8% of the Shares outstanding as of August 11, 1998*
-------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON                                        CO
-------------------------------------------------------------------------------

* See footnote on page 4.

------------

* SFX Entertainment, Inc., a Delaware corporation ("Parent"), and MWE Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into certain Stockholder Agreements as of August 6, 1998 (the "Stockholder Agreements") with certain principal stockholders (the "Principal Stockholders") of Magicworks Entertainment Incorporated, a Delaware corporation (the "Company"), pursuant to which each Principal Stockholder has agreed to tender into the Offer (as hereinafter defined) all the shares of Common Stock, par value $.001 per share, of the Company (the "Subject Shares"), that the Principal Stockholder owns. As of August 11, 1998, there were 19,171,800 Shares subject to the Stockholder Agreements, representing approximately 73.8% of the outstanding Shares and approximately 63.0% of the outstanding Shares on a fully diluted basis. As of August 11, 1998 there were 25,986,243 Shares outstanding and the Company had outstanding options, warrants and convertible notes pursuant to which up to an aggregate of 4,452,011 additional Shares may be issued. Under the Stockholder Agreements, each Principal Stockholder has granted an irrevocable proxy for the benefit of Parent (and the Purchaser as its nominee) with respect to the Subject Shares to vote such Subject Shares under certain circumstances. Parent's (and Purchaser's) right to purchase and vote the Subject Shares is reflected in Rows 8, 11 and 13 of each of the tables above. Copies of the Stockholder Agreements are attached hereto as Exhibits 7.4-7.8, and the Stockholder Agreements are described more fully in Section 12 of the Offer to Purchase dated August 13, 1998 (the "Offer to Purchase") attached hereto as Exhibit 7.1, each of which is incorporated by reference herein.

                              Page 4 of 8 Pages
                           Exhibit Index on Page 8

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ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Shares of the Company, which has its principal executive offices at 930 Washington Avenue, Miami Beach, Florida 33139.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in the "Introduction" and Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (d) and (e) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION.

     (a)-(g) and (j) The information set forth in the "Introduction," Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

     (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (c) The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) Parent, and the Purchaser, as its nominee, have sole voting power with respect to none of the Shares; may be deemed to have shared voting power with respect 19,171,800 of the Shares; have sole dispositive power with respect to none of the Shares and have shared dispositive power with respect to none of the Shares.

   (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     The information set forth in "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     7.1 Offer to Purchase (incorporated by reference from Exhibit (a)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.2 Credit and Guarantee Agreement, dated as of February 26, 1998, by and among Parent, the subsidiary guarantors party thereto, the lenders party thereto, Goldman Sachs Partners, L.P., as co-documentation agent, Lehman Commercial Paper, Inc., as co-documentation agent and


                               Page 5 of 8 Pages
                            Exhibit Index on Page 8

          The Bank of New York, as administrative agent (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K (File No. 333-43287) filed with the SEC on March 10, 1998)

     7.3 Agreement and Plan of Merger, dated as of August 6, 1998, among the Purchaser, Parent and the Company (incorporated by reference from Exhibit (c)(1) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.4 Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Krassner Family Investments Limited Partnership (incorporated by reference from Exhibit (c)(2) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.5 Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Joe Marsh (incorporated by reference from Exhibit (c)(3) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.6 Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Lee Marshall (incorporated by reference from Exhibit (c)(4) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.7 Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and Glenn Bechdel (incorporated by reference from Exhibit (c)(5) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

     7.8 Stockholder Agreement, dated as of August 6, 1998, among the Purchaser, Parent and John W. Ballard (incorporated by reference from Exhibit (c)(6) to the Tender Offer Statement on Schedule 14D-1 filed with the SEC on August 13, 1998)

                               Page 6 of 8 Pages
                            Exhibit Index on Page 8

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 1998

                             MWE ACQUISITION CORP.


                             By: /s/ Howard J. Tytel
                                 -----------------------------------
                                 Name:  Howard J. Tytel
                                 Title: Executive Vice President and Secretary


                             SFX ENTERTAINMENT, INC.


                             By: /s/ Howard J. Tytel
                                 -----------------------------------
                                 Name: Howard J. Tytel
                                 Title: Executive Vice President, General
                                        Counsel and Secretary

                               Page 7 of 8 Pages
                            Exhibit Index on Page 8